

October 18, 2013

Via E-mail
Nicholas K. Akins
Chief Executive Officer
Appalachian Power Company
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

>   **Re: Appalachian Power Company**
>   **Appalachian Consumer Rate Relief Funding LLC**
>   **Registration Statement on Form S-3**
>   **Filed September 26, 2013**
>   **File Nos. 333-191392 and 333-191392-01**

Dear Mr. Akins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   We note your disclosure on page 40 of the prospectus regarding your other affiliated issuing entities. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 to Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2.   Please confirm that the offered securities will be investment grade securities as defined in General Instruction I.B.2 to Form S-3. See General Instruction I.B.5.(a)(i) to Form S-3.

Prospectus

The Collateral, page 5

3.   We note that, in addition to the CRR property, various types of collateral will also secure the bonds. Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Part II – Information Not Required in Prospectus

Item 16. Exhibits and Financial Statements, page II-2

4.   We note that you have indicated here and on page II-8 that Exhibit 3.1 (Certification of Formation of Appalachian Consumer Rate Relief Funding LLC), Exhibit 24.1 (Power of Attorney and Resolutions of Appalachian Power Company) and Exhibit 24.2 (Power of Attorney and Resolutions of Appalachian Consumer Rate Relief Funding LLC) have been filed as exhibits to the registration statement; however, these exhibits have not actually been filed. We further note that multiple signatories have signed the registration statement in reliance upon valid powers of attorney. Please file these exhibits with your next amendment.

5.   Additionally, please file your other exhibits with the next amendment and remove the reference to Item 601(b)(1) of Regulation S-K in your footnote here and on page II-8. Please confirm that all finalized agreements, including any exhibits to these agreements, will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811, or me at (202) 551-3262, with any other questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel

cc: Julia A. Sloat
      Appalachian Power Company

      Kevin J. Hochberg, Esq.
      Sidley Austin LLP